HCSB Financial Services Corporation
James R. Clarkson, President
Horry County State Bank
5009 Broad Street
Loris, South Carolina 29596-0218
T: (843) 716-6101

October 31, 2005

Ms. Joyce Sweeney
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:        HCSB Financial Services Corporation
              Form 10-KSB for the period ended December 31, 2004
              File No. 0-26995

Dear Ms. Sweeney:

Thank you for your review of our response to your September 21, 2005 letter and these additional comments in review of our Form 10-KSB for the year ended December 31, 2004. Set forth are our responses to your letter.

Form 10-KSB for the period ended December 31, 2004

Financial Statements

Note 7 – Derivative Instruments and Hedging Activities page 40

Comment 1

We note your supplemental response to comment 1 from our letter dated September 21, 2005. Please tell us whether your convertible advances automatically convert to a variable-rate when the FHLB exercises its option or if you must prepay the fixed-rate advance in cash unless you negotiate a new advance. Provide us with the contractual excerpts that describe the conversion terms.

Response:

Our convertible advances do not automatically convert. They convert at the option of the FHLB after specified dates in each of the advances and with 2 business days notice from the FHLB. The interest rate swap option also does not automatically convert from a fixed to variable rate when the FHLB converts its advance. The Bank must provide two day notification of exercise to Morgan Keegan. The dates that the FHLB advances may convert and the dates that the swaption may be exercised coincide exactly.

Attached in Exhibit 1 is excerpted information related to the $4.6 million FHLB advance and early conversion option.

Attached in Exhibit 2 is excerpted information related to the Interest rate swap and swaption on the $4.6 million advance.

Comment 2

Please tell us how you considered the applicability of paragraph 68(d) of SFAS 133 since this paragraph specifically provides an exception for call and put rights that are mirrored and these instruments contain conversion features.

Response:

The following is Paragraph 68(d) of SFAS 133:

The interest-bearing asset or liability is not prepayable. (that is, able to be settled by either party prior to its scheduled maturity), except as indicated in the following sentences. This criterion does not apply to an interest-bearing asset or liability that is prepayable solely due to an embedded call option provided that the hedging interest rate swap contains an embedded mirror-image call option.

The call option embedded in the swap is considered a mirror image of the call option embedded in the hedged item if (1) the terms of the two call options match (including matching maturities, strike price, related notional amounts, timing and frequency of payments, and dates on which the instruments may be called) and (2) the entity is the writer of one call option and the holder (or purchaser) of the other call option. Similarly, this criterion does not apply to an interest-bearing asset or liability that is prepayable solely due to an embedded put option provided that the hedging interest rate swap contains an embedded mirror-image put option.

After review of SFAS 133, we believe that the hedged FHLB advances are not considered to be prepayable by either party. (There are no callable features in the advances). The swaption is a mirror image of the interest rate swap, but this is designed to ensure that the terms of the interest rate swap continue to match the terms of the FHLB advance if the FHLB exercises their option to convert the advances from a fixed rate to a variable rate.

In connection with your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s assistance and suggestions to help improve the Company’s disclosures, and hope the above responses clarify the issues you have raised with respect to our Form 10-KSB dated December 31, 2004. Please do not hesitate to contact me at 843-716-6101 if additional clarification or information is necessary.

Sincerely,

/s/ James R. Clarkson
James R. Clarkson
President and Chief Executive Officer

Exhibit 1

FEDERAL HOME LOAN BANK
OF ATLANTA	We Give Communities Credit

1475 Peachtree Street, NE
Atlanta, Georgia 30309
PO Box 105565
Atlanta, Georgia 30348-5565
(404) 888-8000

To:                 Horry County State Bank

Attention:     Harold Hinson

From:             W. Wesley McMullan
                        Federal Home Loan Bank of Atlanta

Re:                  Supplemental Confirmation
                        Ten Year Convertible Advance
                        Ref # 75556008

Date:               May 22, 2000

The purpose of this communication is to set forth the terms and conditions of the transaction entered into between the Federal Home Loan Bank of Atlanta and Horry County State Bank on the Trade Date referred to below:

Advance Amount	$ 4,600,000

Trade Date	May 18, 2000

Effective Date	May 24, 2000
Subject to Early Termination Option

Rate Payer	Horry County State Bank

Rate	6.49

Floating/Fixed Rate Day Count Fraction	Actual/360

Payment Dates	February 24, May 24, August 24, and November
24 of each year commencing August 24, 2000 and
continuing to and including May 24, 2010
subject to adjustment in accordance with the
MODIFIED FOLLOWING BUSINESS DAY CONVENTION with
adjustment of period end dates.

Early Conversion Option	FHLB Atlanta shall have the option to convert
in whole only this transaction effective as of
May 24, 2001 and any Payment Date thereafter, subject to
adjustment with the MODIFIED FOLLOWING BUSINESS DAY
CONVENTION with at least two (2) business days prior
notice to the Payment Date to Horry County State Bank,
(which may be oral notice by telephone followed by written
notice). The advance will be converted into a three (3)

Month LIBOR-based floating rate advance (ARC
at 3M LIBOR flat.

Early Termination Option

If the Federal Home Loan Bank of Atlanta elects NOT to convert this advance then, Horry County State Bank may elect with at least two (2) business days prior written notice to the Federal Home Loan Bank of Atlanta to terminate in whole this transaction on any Payment Date, subject to adjustment with the MODIFIED FOLLOWING BUSINESS DAY CONVENTION and the payment of a prepayment fee to the Federal Home Loan Bank of Atlanta. The prepayment amount will equal the present value of the daily lost cash flow to the new convertible advance with the same remaining maturity and remaining options discounted at the current offering rate. Such amounts will normally substantially exceed the prepayment fees associated with standard fixed rate credit products.

If the Federal Home Loan Bank of Atlanta elects to convert this advance; then Horry County State Bank may elect with at least two (2) business days prior written notice to the Federal Home Loan Bank of Atlanta to terminate in whole or in part this transaction without payment of a termination amount (prepayment fee) on any subsequent Payment Date, subject to adjustment with the MODIFIED FOLLOWING BUSINESS DAY CONVENTION.

All terms capitalized and not identified in this agreement shall default to 1991 ISDA definition.

Representation

Each party represents that (i) it is entering into the transaction evidenced hereby as principal; (ii) it is not relying upon any representations except those expressly set forth in the “Addendum to Agreement for Advances and Security Agreement with Blanket Floating Lien” executed between Federal Home Loan Bank of Atlanta and Horry County State Bank; or this confirmation; (iii) it has consulted with its own legal, regulatory, tax, business, investment, financial and accounting advisors to the extent it has deemed necessary, and it has made its own investment, hedging and trading decisions based upon its own judgment and upon any advice from such advisors as it has deemed necessary and not upon any view expressed by the other party; and (iv) it is entering into this transaction with a full understanding of the terms, conditions, and risks thereof and it is capable of and willing to assume those risks.

Confirmed as of the date first written above.

Convertible advances may subject a borrower to unsuitable interest rate risks, because they are likely to be converted to a floating rate in a rising interest rate environment and remain unconverted in a falling interest rate environment. It is understood that such advances are convertible prior to the maturity date at the sole discretion of the Federal Home Loan Bank of Atlanta. The Bank makes no representations as to the expectation of the average life of a Convertible advance. A borrower should carefully consider how a Convertible advance could affect its financial and/or business strategy under alternative interest rate scenarios. The Bank reserves the right to limit the amount of Convertible advances granted to an individual borrower.

Horry County State Bank

By: /s/ James R. Clarkson

Name: JAMES R. CLARKSON

Title: PRESIDENT

Federal Home Loan Bank of Atlanta

By:  /s/ W. Wesley McMullan

Name: W. Wesley McMullan

Title: Group Vice President, Director of Asset Management

Exhibit 2

Morgan Keegan

______________________________________________________________________________________________________
Morgan Keegan & Company, Inc.
Morgan Keegan Tower
Fifty Front Street
Memphis, Tennessee 38103
901/524-4100     Telex 69-74324
WATS 800/386-7426
Members   New York Stock Exchange, Inc.

September 5, 2003

Horry County State Bank
5009 Broad Street
Loris, SC 29569

Dear Mike Hambrick:

The purpose of this letter agreement is to confirm the terms and conditions of the Swap and Swaption Transactions entered into between Morgan Keegan as Duly Authorized Agent fur Regions Bank (“Morgan Keegan”) and Horry County State Bank (“Counterparty”) on the Trade Date specified below (the “Swap and Swaption Transactions”). This letter agreement constitutes a ‘Confirmation’ as referred to in the Master Agreement specified below.

The definitions and provisions contained in the 2000 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. (the “Definitions”) are incorporated into this confirmation. In the event of any inconsistency between those definitions and provisions and this Confirmation, this Confirmation will govern. In the event that Morgan Keenan and Counterparty have entered into a master agreement effective prior to or on the date hereof, this Confirmation supplements, forms part of, and is subject to such Master Agreement. In the event Morgan Keegan and Counterparty have not entered into such a Master Agreement, all of the terms and provisions of the 1992 International Swap Dealers Association, Inc. Master Agreement (Local Currency – Single Jurisdiction Version)(the “1992 Master Agreement”) are hereby incorporated by this reference as if fully set forth herein, and this Transaction and all other Transactions entered into between Morgan Keegan and Counterparty shall be governed by and subject to the terms and provisions of the 1992 Master Agreement with (i) New York law being hereby elected as the governing law, (ii) the “Cross Default” provisions of Section 5(a)(vi) of the 1992 Master Agreement being applicable to the Counterparty (and a Threshold Amount applicable to the Counterparty of 3% of the consolidated tangible net worth of the Counterparty), and (iii) the “Credit Event Upon Merger” provisions of Section 5(b)(ii) of the 1992 Master Agreement being applicable to the Counterparty. Upon execution after the date hereof by Morgan Keegan and Counterparty of a Master Agreement (the “Subsequent Master Agreement”), the terms and provisions of the 1992 Master Agreement shall be superseded in their entirety by the terms and provisions of the Subsequent Master Agreement, and this Transaction and all other Transactions entered into between Morgan Keegan and Counterparty prior to execution of the Subsequent Master Agreement shall thereafter be subject to and governed by the terms and provisions of the Subsequent Master Agreement. This Confirmation shall be subject to and constitute a “Confirmation” for the purposes of any Master Agreement, 1992 Master Agreement (as incorporated herein) or Subsequent Master Agreement now or from time to time hereafter in effect.

The terms of this particular Swap and Swaption Transactions to which this Confirmation relates are as follows:

SWAP TRANSACTION:

Notional Amount:	USD $4,600,000.00

Trade Date:	September 5, 2003

Effective Date:	September 9, 2003

Termination Date:	May 24, 2010
Subject to adjustment in accordance with the
Modified Following Business Day Convention.

Fixed Amounts:

Fixed Rate Payer:	Morgan Keegan

Fixed Rate Payer Payment Dates:	The 24th day of each February, May, August,
and November, commencing on November 24, 2003
up to and including the Termination Date,
subject to adjustment in accordance with the
Modified Following Business Day Convention.

Fixed Rate:	3.53%

Fixed Rate Day Count Fraction:	Act/360

Floating Amounts:

Floating Rate Payer:	Counterparty

Floating Rate Payer Payment Dates:	The 24th day of each February, May, August,
and November, commencing on November 24, 2003
up to and including the Termination Date,
subject to adjustment in accordance with the
Modified Following Business Day Convention.

Floating Rate for Initial Calculation Period:	1.14219%

Floating Rate Option:	USD-LIBOR-BBA

Designated Maturity:	Quarterly

Floating Rate Day Count Fraction:	Act/360

Reset Dates:	The first day of each Calculation Period.

Method of Averaging:	Not Applicable

Compounding:	Not Applicable

Compounding Dates:	Not Applicable

Business Days:	London business days for resets and New York
and London business days for payments

Business Day Convention:	Modified Following

Calculation Agent:	Morgan Keegan

SWAPTION TRANSACTION:

Trade Date:	September 5, 2003

Option Terms, Procedure for Exercise,
Settlement Provisions:

Option Buyer:	Counterparty

Option Style:	Bermudan Swaption

Exercise Date(s)	The 24th day of each February, May, August,
and November, commencing on November 24, 2003
up to and including February 24, 2010,
subject to adjustment in accordance with the
Modified Following Business Day Convention

Exercise Period:	Counterparty will provide Morgan Keegan
notice of its intent to enter into this
transaction no later than 10:00 AM (EST) 2
Business Days prior to each Exercise Date.

Notice of Exercise:	By Telephone

Physical Settlement:	Applies

Exercise Business Days	London and New York

THE PARTICULAR TERMS OF THE UNDERLYING SWAPTION TRANSACTION TO WHICH THE OPTION RELATES ARE AS FOLLOWS:

Notional Amount:	USD $4,600,000.00

Effective Date:	Two Business Days after the Exercise Date

Termination Date:	May 24, 2010
Subject to adjustment in accordance with the
Modified Following Business Day Convention.

Fixed Amounts:

Fixed Rate Payer:	Counterparty

Fixed Rate Payer Payment Dates:	The 24th day of each February, May, August,
and November, commencing three months
following the Effective Date up to and
including the Termination Date, subject to
adjustment in accordance with the Modified
Following Business Day Convention.

Fixed Rate:	6.49%

Fixed Rate Day Count Fraction:	Act/360

Floating Amounts:

Floating Rate Payer:	Morgan Keegan

Floating Rate Payer Payment Dates:	The 24th day of each February, May, August,
and November, commencing three months
following the Effective Date up to and
including the Termination Date, subject to
adjustment in accordance with the Modified
Following Business Day Convention.

Floating Rate for Initial Calculation Period:	To Be Determined

Floating Rate Option:	USD-LIBOR-BBA

Designated Maturity:	Quarterly

Floating Rate Day Count Fraction:	Act/360

Reset Dates:	The first day of each Calculation Period.

Method of Averaging:	Not Applicable

Compounding:	Not Applicable

Compounding Dates:	Not Applicable

Business Days:	London business days for resets and New York
and London business days for payments

Business Day Convention:	Modified Following

Calculation Agent:	Morgan Keegan

Account Details

Payments to Morgan Keegan:	Regions Bank
Fed Routing Number:	062-005-690
Account Number:	02609000128000
Attention:	Treasury Operations/Eileen Kierman

Payments to Counterparty::	Horry County State Bank
Fed Routing Number:	061003415
Account Name	The Bank
Account Number:	53159307
Attention:	Mike Hambrick

Offices:

Morgan Keegan as Agent for Regions Bank:	PO Box 10247
Birmingham, AL 35202
Mail Code BHM-MO-12

Phone:	205-326-7407

Fax:	205-326-7482

The Counterparty has consulted, to the extent it has deemed necessary, with its legal, tax and financial advisors regarding its decision to enter into the Swap and Swaption Transactions and has bad an opportunity to ask questions of, and has obtained all requested information from, Morgan Keegan concerning the Swap and Swaption Transactions. The Counterparty has made its own independent decision to enter into the Swap and Swaption Transactions based upon its own judgment with full understanding of the economic, legal and other risks associated with the Swap and Swaption Transactions (which risks it is willing to assume) and is entering into the Swap und Swaption Transaction without relying upon any advice (oral or written) or projections of Morgan Keegan. The Counterparty understands that Morgan Keegan is relying on the statements made by the Counterparty in this paragraph in entering into the Swap and Swaption Transactions.